File No. 001-13252
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
McKesson Corporation Profit-Sharing Investment Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
McKesson Corporation
McKesson Plaza
One Post Street, San Francisco, CA 94104
Telephone (415) 983-8300

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Item	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS as of and for the Years Ended March 31, 2008 and 2007:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-15

SUPPLEMENTAL SCHEDULE AS OF MARCH 31, 2008:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	16

EXHIBITS:

23.1 Consent of Independent Registered Public Accounting Firm
EXHIBIT 23.1
     All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
McKesson Corporation Profit-Sharing Investment Plan
San Francisco, California
     We have audited the accompanying statements of net assets available for benefits of the McKesson Corporation Profit-Sharing Investment Plan (the “Plan”) as of March 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Note 2, the Plan financial statements reflect the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.
     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
Deloitte & Touche LLP
San Francisco, California
September 19, 2008

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2008 AND 2007 (IN THOUSANDS)

	2008			2007
	Participant	Non-Participant		Participant	Non-Participant
	Directed	Directed	Plan Total	Directed	Directed	Plan Total
ASSETS:
Cash and cash equivalents:
Allocated	$	$2,229	$2,229	$	$3,145	$3,145
Unallocated		25	25		66	66

Total cash & cash equivalents	—	2,254	2,254	—	3,211	3,211

Investments at Fair Value:
Mutual funds and brokerage link	792,874		792,874	679,403		679,403
Common/ collective trusts	263,945		263,945	238,177		238,177
Separately managed accounts	169,834		169,834	184,849		184,849
Standish Mellon Stable Value Fund	125,120		125,120	110,128		110,128
Participant loans	26,078		26,078	21,023		21,023
McKesson Corp. common stock:
Allocated		383,445	383,445		447,214	447,214
Unallocated		7,746	7,746		59,918	59,918
Employee stock fund	47,683		47,683	55,024		55,024

Total Investments at Fair Value	1,425,534	391,191	1,816,725	1,288,604	507,132	1,795,736

Receivables:
Dividends and interest on:
Allocated		446	446		470	470
Unallocated		21	21		70	70
Due from broker for securities sold —allocated		966	966			—

Total receivables	—	1,433	1,433	—	540	540

Total assets	1,425,534	394,878	1,820,412	1,288,604	510,883	1,799,487

LIABILITIES:
Line of credit — on unallocated stock		700	700		3,000	3,000
ESOP promissory notes payable — on unallocated stock		2,503	2,503		11,353	11,353
Accrued interest — unallocated stock		108	108		490	490
Accrued other		844	844		629	629

Total liabilities	—	4,155	4,155	—	15,472	15,472

NET ASSETS Available for Benefits at Fair Value	1,425,534	390,723	1,816,257	1,288,604	495,411	1,784,015
ADJUSTMENT from fair value to contract value for fully benefit-responsive investment contracts	303		303	914		914

NET ASSETS Available for Benefits	$1,425,837	$390,723	$1,816,560	$1,289,518	$495,411	$1,784,929

     See notes to financial statements.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MARCH 31, 2008 AND 2007 (IN THOUSANDS)

	2008			2007
	Participant	Non-Participant		Participant	Non-Participant
	Directed	Directed	Plan Total	Directed	Directed	Plan Total
INVESTMENT INCOME (LOSS):
Net (depreciation) appreciation in fair value of investments	$(116,973)	$(44,943)	$(161,916)	$48,413	$54,022	$102,435
Dividends and interest	75,644	2,587	78,231	61,197	2,977	64,174

Investment income (loss)	(41,329)	(42,356)	(83,685)	109,610	56,999	166,609

CONTRIBUTIONS:
Participants	125,573		125,573	105,059		105,059
Employer		11,952	11,952		12,036	12,036
ERISA litigation settlement proceeds			—	13,981		13,981

Total contributions	125,573	11,952	137,525	119,040	12,036	131,076

DEDUCTIONS:
Benefits paid to participants	134,980	30,475	165,455	120,440	34,905	155,345
Interest expense		463	463		1,348	1,348
Administrative fees	1,100	90	1,190	1,082	80	1,162

Total deductions	136,080	31,028	167,108	121,522	36,333	157,855

(DECREASE) INCREASE IN NET ASSETS BEFORE TRANSFERS AND MERGERS	(51,836)	(61,432)	(113,268)	107,128	32,702	139,830
TRANSFERS TO PARTICIPANT DIRECTED INVESTMENTS	43,256	(43,256)	—	48,090	(48,090)	—
MERGER OF NET ASSETS FROM OTHER PLANS	144,899		144,899	14,242		14,242

INCREASE (DECREASE) IN NET ASSETS	136,319	(104,688)	31,631	169,460	(15,388)	154,072
Net assets at beginning of year	1,289,518	495,411	1,784,929	1,120,058	510,799	1,630,857

Net assets at end of year	$1,425,837	$390,723	$1,816,560	$1,289,518	$495,411	$1,784,929

See notes to financial statements.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
1. PLAN DESCRIPTION
     The following brief description of the McKesson Corporation Profit-Sharing Investment Plan (the “PSIP” or the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have completed two months of service and are regular or part-time employees, or are casual employees who have completed a year of service in which they worked at least 1,000 hours in a year, at McKesson Corporation (the “Company” or “McKesson”) or a participating subsidiary, except employees covered by a collectively bargained pension plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
     Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.
     The Plan is comprised of Participant Directed and Non-Participant Directed Investments, as described below:
     A Participant Directed Investments
     Contributions — The Plan qualifies as a safe harbor plan as described in Internal Revenue Code sections 401(k) (12) and 401(m) (11). Participants may make pretax contributions from 1% to 20% of eligible pay, limited to $15,500 for calendar year 2008 and 2007. Total contributions are limited to the lesser of $46,000 for calendar year 2008 ($45,000 for calendar year 2007) or 100% of taxable compensation per calendar year. Participants 50 years of age or older may also elect to make pretax catch-up contributions of up to 67% of pay, limited to $5,000 for calendar year 2008 and calendar year 2007. Participants may also contribute amounts representing distributions from other qualified plans.
     Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of earnings, and charged with withdrawals and an allocation of losses and administrative expenses. Allocations are based on participant earnings, or account balances, as defined in the Plan document. The participant is entitled to a benefit upon retirement or separation from employment based upon the vested portion of the participant’s account.
     Vesting — Participant contributions and earnings thereon are 100% vested at all times.
     Investment Options — Upon enrollment in the PSIP, a participant may direct contributions in 1% increments to any of the investments within the Plan. The following are descriptions from each fund’s prospectus or fund manager’s report:
•	McKesson Corporation Employee Company Stock Fund (the “Employee Stock Fund”) represents shares invested in Company common stock with participant contributions and transfers from the Employer Company Stock Allocated Fund.
•	Brokerage Link provides access to a discount brokerage account which allows participants to develop a self-directed brokerage option.
•	SSgA Bond Index Fund is a commingled pool that seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.
•	SSgA Balanced Fund is a custom mix of commingled pools that invests 60% in SSgA S&P 500 Index Fund and 40% in SSgA Bond Index Fund.
•	Wellington Management Small Cap Portfolio invests in stocks within the market capitalization range of the Russell 2000 Index. This is a separately managed account, not a mutual fund, which seeks long-term growth by investing in the stocks of small companies.
•	SSgA S&P 500 Index Fund is a commingled pool that invests in stocks in the benchmark S&P 500 Index and attempts to duplicate the investment results of that index.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2008 AND 2007
•	Dodge & Cox Large Cap Value Fund invests in the common stock of companies when the fund managers believe the long-term earnings prospects are not reflected in the current price. This is a separately managed account, not a mutual fund.
•	Standish Mellon Stable Value Fund invests in fixed-income investments issued by life insurance companies and financial institutions. This is a separately managed account, not a mutual fund.
•	Fidelity Diversified International Fund invests primarily in a diversified portfolio of equity securities of companies located outside of the United States.
•	Rainier Large Cap Growth Portfolio invests primarily in the common stock of large companies, with a goal of long-term capital growth. This is a separately managed account, not a mutual fund.
•	Mutual Fund Window provides access to approximately 260 mutual fund options from more than 20 investment companies.
     Loans — Participants may apply for a loan from the Plan. The total amount owed to the Plan by an individual participant cannot exceed the lowest of: (i) 50% of such participant’s vested account balance, (ii) $50,000 as adjusted for certain items specified in the Plan document, or (iii) the value of the participant’s account attributable to basic, supplemental, catch-up and rollover contributions. Loans bear interest at the then current prime rate of interest on the loan date plus 1%. Contractual interest rates ranged from 4% to 11% in fiscal 2008 and 2007. Loans may be repaid over a period not to exceed 5 years, except for residential loans, which must not exceed a term of 10 years. Principal repayments and interest are paid through payroll deductions. For participants who have been terminated or are on leave and are no longer receiving a paycheck, loan repayments may be made via monthly coupon payments. Participant loans totaled $26,078,000 and $21,023,000 at March 31, 2008 and 2007.
     Payment of Benefits — Participants have the right to receive a total distribution of the value of their vested accounts from the PSIP at the time of retirement, death, disability or termination of employment. In general, benefit payments are made in a lump sum cash amount, but participants also may elect a distribution in the form of installments. Former employees may remain participants in the Plan.
     Transfers from Other Qualified Plans — In April 2007, the net assets from the Medcon Telemedicine Technology, Inc. 401(k) Profit Sharing Plan totaling $234,000 were merged into the Plan. The net assets including participant loans from the Per Se Technologies Employee Retirement Savings Plan and the NDC Health Corporation 401(k) Plan totaling $92,127,000 and $52,538,000 were merged into the Plan in July and June 2007.
     In July 2006, the net assets from the D&K Healthcare Resources, Inc. Profit Sharing Plan and Trust totaling $14,242,000 were merged into the Plan.
     B Non-Participant Directed Investments
     General — The McKesson Corporation Employer Company Stock Funds (Allocated and Unallocated) (the “Employer Stock Funds”) consist of a leveraged Employee Stock Ownership Plan (“ESOP”). Generally, the Allocated fund represents shares that have been allocated to participants through employer matching contributions and have not been directed to other investment options by the participants. This fund is classified as “non-participant directed” because only the Company can direct shares into this account. The Unallocated fund represents ESOP shares to be used for the future employer matching contributions. Participants can transfer employer matching contributions from the allocated fund to other participant directed investments, including the Employee Stock Fund, as soon as they are made. Total transfers to the participant directed investments for the years ended March 31, 2008 and 2007 were $43,256,000 and $48,090,000. In fiscal 2008, employer contributions were funded with 876,000 shares from the ESOP and 3,000 shares of common stock from the Company. In fiscal 2007, employer contributions were funded with 839,000 shares from the ESOP.
     Employer Matching Contributions to Participants Accounts — Effective the last business day of each month throughout the fiscal year, participant accounts are credited with matching Company contributions, primarily in the form of the Company’s common stock based on a percentage of the participants’ basic contributions. Effective April 1, 2005, the Plan provides for Company matching contributions to all participants who make elective deferrals in an amount equal to 100% of the employee’s deferral for the first 3% of

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2008 AND 2007
pay deferred and 50% of the employee’s deferral for the next 2% of pay deferred. An additional annual matching contribution may be granted at the discretion of the Company to plan participants. The Plan was amended effective April 1, 2007 to provide for an additional matching employer contribution, the amount equal to the difference between (1) a participant’s match determined based on the participant’s compensation and eligible contributions for the entire Plan Year and (2) the amount of the participant’s match contributed to the plan on a monthly basis for the Plan Year.
     The Internal Revenue Code requires that shares be released for employer contributions according to a formula based on debt service payments under the leveraged ESOP component of the Plan.
     The Company contributed $198,000 in share contributions to fund the company matching contribution in the year ended March 31, 2008. In fiscal 2007, the Company identified certain errors in calculating the number of shares to be released which resulted in an over release for fiscal 2006. To correct this error, the Company contributed 26,000 shares to the Plan in fiscal 2007.
     Employer Contributions — Dividends on unallocated shares of Company common stock are used to pay the obligations under the ESOP loans. Under the terms of the loan agreements, the Company is required to make cash contributions to the extent that the dividends are not sufficient to service the debt. To pay down such debt obligations, cash contributions amounted to $11,754,000 and $11,552,000 in the years ended March 31, 2008 and 2007.
     Vesting — Employer contributions made on or after April 1, 2005 are 100% vested immediately. Employer contributions made before April 1, 2005 vest ratably over five years of service (20% vests each year over five years). Generally, for employer contributions made before April 1, 2005, 100% vesting is provided upon retirement, disability, death, termination of the Plan, or a substantial reduction in work force initiated by the Company for affected participants. Dividends automatically reinvested in McKesson common stock on and after January 1, 2003 are also 100% vested at all times.
     Forfeitures — A rehired employee who has met certain levels of service prior to termination may be entitled to have forfeited interests in the PSIP reinstated. Each fiscal year, forfeited interests are used to reinstate previously forfeited amounts of rehired employees and to pay other Plan expenses as appropriate. Forfeitures for the years ended March 31, 2008 and 2007 of employer contributions made before April 1, 2005 were $983,000 and $1,028,000.
     Diversification of Stock Fund — Participants may transfer Company contributions to other investment funds as soon as they are made. In addition, participants may diversify past vested Company contributions without restrictions.
     Payment of Benefits — Distributions are made only upon participant retirement, death (in which case, payment shall be made to the participant’s beneficiary), or other termination of employment with the Company. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.
     McKesson Corporation Employer Company Stock Funds (Allocated and Unallocated) — The following is ESOP information regarding the shares of McKesson Corporation common stock held as of March 31 (in thousands):

	2008			2007
	Number of		Fair Value of	Number of		Fair Value of
	Shares	Cost Basis	Shares	Shares	Cost Basis	Shares
Allocated	7,322	$251,438	$383,445	7,639	$237,751	$447,214
Unallocated	148	2,787	7,746	1,024	19,283	59,918

Total	7,470	$254,225	$391,191	8,663	$257,034	$507,132

     The per share fair market value of McKesson Corporation common stock at March 31, 2008 and 2007 was $52.37 and $58.54.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2008 AND 2007
     The following is a reconciliation of the allocated and unallocated net assets of the Non-Participant Directed Investments at fair value for the years ended March 31 (in thousands):

	2008			2007
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Net Assets (beginning of year)	$450,199	$45,212	$495,411	$440,300	$70,499	$510,799
Net (depreciation) appreciation	(45,084)	141	(44,943)	47,323	6,699	54,022
Dividends and interest	2,436	151	2,587	2,632	345	2,977
Employer contributions	198	11,754	11,952		12,036	12,036
Benefits paid to participants	(30,475)		(30,475)	(34,905)		(34,905)
Interest expense		(463)	(463)		(1,348)	(1,348)
Administrative fees	(90)		(90)	(80)		(80)
Allocation of 876 shares, at market	52,314	(52,314)	—			—
Allocation of 839 shares, at market				43,019	(43,019)
Transfers to participant directed investments	(43,256)		(43,256)	(48,090)		(48,090)

Net Assets (end of year)	$386,242	$4,481	$390,723	$450,199	$45,212	$495,411

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Accounting — The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.
     Cash Equivalents — The Plan considers all highly liquid debt instruments with remaining maturities of less than three months at the date of purchase to be cash equivalents.
     Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.
     Risk and Uncertainties — The Plan utilizes various investment instruments including mutual funds, common collective trusts, separately managed accounts and guaranteed investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.
     New Accounting Pronouncement — In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value and expands disclosures about fair value measurements. This statement does not require any new fair value measurements. The Plan is required to adopt SFAS No. 157 beginning fiscal year 2009. The Plan is currently assessing the impact this will have on the Plan’s financial statements.
As of April 1, 2006, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), which became effective for fiscal years ending on or after December 15, 2006. The FSP requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the accompanying Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as an adjustment of the fully benefit-responsive investments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract basis.
     Investment Valuation and Income Recognition — Investments in mutual funds are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the brokerage link are stated at quoted market prices. Investments in common collective trusts are stated at net asset value. Interests in separately managed funds are valued based on the underlying net assets. Within the Standish Mellon Stable Value Fund (“Stable Value Fund”), traditional Guaranteed Investment

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2008 AND 2007
Contracts (“GICs”) and Variable Synthetic (“VS”) GICs are stated at estimated fair value using discounted cash flows. Fixed Maturity Synthetic (“FMS”) GICs are stated at estimated fair value based on market values of publicly traded bonds that are held as the underlying assets within the FMS GICs. The valuation is provided by FT Interactive Data Corporation. Constant Duration Synthetic (“CDS”) GICs are also held in the Stable Value Fund and are stated at estimated fair value based on market values provided by Barclays Global Investors. Participant loans are valued at the outstanding loan balance. Shares of McKesson Corporation common stock are valued at quoted market prices on March 31, 2008 and 2007. Certain administrative expenses are allocated to the individual funds based upon daily balances invested in each fund and are reflected as a reduction of net appreciation in fair market value of investments and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. All other activity is recorded in the Plan based on the elections of the individual participants in the Plan. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
     Administrative Fees — Administrative fees of the Plan are paid by either McKesson or the Plan, as provided by the Plan document.
     Benefits — Benefits are recorded when paid.
3. INVESTMENTS
     The fair values of individual investments that represent 5% or more of the Plan’s net assets at March 31 were as follows (in thousands):

	2008	2007
McKesson Corporation Employer (Allocated and Unallocated) * and Employee Company Stock Funds	$438,874	$562,156
SSgA S&P 500 Index Fund	171,671	164,525
Dodge & Cox Large Cap Value Fund	116,358	141,066
Standish Mellon Stable Value Fund	125,120	110,128

*	Non-Participant Directed
     The Stable Value Fund contains investment contracts with insurance companies and financial institutions in order to provide participants with a stable, fixed-rate return on investment and protection of principal from changes in market interest rates.
     Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. GIC crediting rates are based upon the rate that is agreed to when the insurance company writes the contract and are generally fixed for the life of the contract.
     VS GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at contract value. The VS GICs crediting rate is reset every quarter based on the then current market index rates and investment spread. The investment spread is established when the contract is issued and is guaranteed by the issuer for the life of the investment.
     FMS GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, contract value wrap contract purchased for the portfolio. The wrap contract provides contract value accounting for the asset and assures that contract value, benefit responsive payments will be made for participant directed withdrawals.
     CDS GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive contract value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that contract value, benefit responsive payments will be made for participant directed withdrawals.
     The FMS GICs and CDS GICs use wrap contracts in order to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Fund to match certain fixed income fund objectives. There are no reserves against these contract values for credit risk of the contract issuer or otherwise. For both FMS and CDS GICs, the fair values

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2008 AND 2007
of “wraps” provided by issuers are valued by Standish Mellon Asset Management using the combination of a cost and income approach. The methodology uses the cost approach to determine a replacement value of each contract based on an internal pricing matrix developed by the portfolio management and trading team of the Standish Mellon Asset Management Stable Value Group. The methodology then uses the income approach to determine the present value of the fee payments related to the contract, using both the current contractual fees as well as the replacement fees generated by the matrix pricing. The fee payments over the duration of the contract are discounted by using comparable duration swap rates. The carrying value of the contract is the present value of the wrapper cost applying replacement fees less the present value of the wrapper cost applying current contractual fees.
     The initial crediting rate for both the FMS and CDS GICs are established based on the market interest rates at the time the initial asset is purchased and is guaranteed to have an interest crediting rate not less than zero percent. The FMS GICs crediting rate is set at the start of the contract and typically resets on a quarterly basis. The CDS GICs crediting rate resets every quarter based on the contract value, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate for CDS GICs aims at converging the contract value of the contract and market value of the contract and therefore will be affected by interest rate and market changes.
     It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, fair value will likely be used in determining the payouts to the participants.
•	Employer-initiated events — events within the control of the plan or the plan sponsor which would have a material and adverse impact on the Fund
•	Employer communications designed to induce participants to transfer from the fund

•	Competing fund transfer or violation of equity wash or equivalent rules in place

•	Changes of qualification status of employer or plan
     In general, issuers may terminate the GIC and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.
     The average yield of the entire Stable Value Fund based on actual earnings was 4.46% and 4.73% at March 31, 2008 and 2007. The average yield of the GICs based on the interest rate credited to participants was 4.38% and 4.58% at March 31, 2008 and 2007. To calculate the required yield, the amount credited to participants for the last day of the period is annualized and divided by the fair value of the investment portfolio on that date.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2008 AND 2007
     The GICs are presented in the Statements of Net Assets Available for Benefits at fair value in the investments total and adjusted to contract value in determining the net assets available for benefits.
     The portfolio holdings in the Stable Value Fund as of March 31, 2008 and 2007 are shown below (in thousands):

	As of March 31, 2008
	Rating	Investment	Wrap	Adjustment to
	S&P/	at Fair	Contract at	Contract
	Moody’s	Value	Fair Value	Value
Cash /Cash Equivalent:
Fidelity Management Trust Company (STIF) 100-31-TPMZ	Cash/Cash	$6,466	$—	$—
Natixis (formerly IXIS) Financial Products, Inc 975-25 (5 year, CMS-19)	AAA/Aaa	2,064	—	(53)
Guaranteed Investment Contract:
Hartford Life Insurance Company GA 10648B	AA-/Aa3	1,559	—	—
Fixed Maturity Investment:
Bank of America, N.A. 03-051	AAA/Aaa	13,444	4	(49)
State Street Bank 107075	AAA/Aaa	11,546	3	25
Rabobank Nederland MCK080301	AAA/Aaa	12,414	1	(44)
Constant Duration Synthetic:
State Street Bank 107074	AA+/Aa1	18,734	10	87
UBS AG 3199	AA+/Aa1	12,830	2	106
AIG Financial Products 543454	AA+/Aa1	23,827	4	197
Natixis (formerly IXIS) Financial Products, Inc WR1075-01	AA+/Aa1	18,734	16	79
Pooled Funds:
Northern Trust Pooled	AA+/Aa1	2,881	—	(47)
Mellon Stable Value Fund	AA+/Aa1	581	—	2

Total		$125,080	$40	$303

		As of March 31, 2007
		Investment	Wrap	Adjustment to
		at Fair	Contract at	Contract
		Value	Fair Value	Value
Cash/Cash Equivalent:
Fidelity Management Trust Company (STIF) 100-31-TPMZ	Cash/Cash	$4,030	$—	$—
IXIS Financial Products, Inc 975-25 (5 year, CMS-19)	AAA/Aaa	2,017	—	—
Guaranteed Investment Contracts:
Hartford Life Insurance Company GA 10648A	AA-/Aa3	1,376	—	—
Hartford Life Insurance Company GA 10648B	AA-/Aa3	3,452	—	17
New York Life GA 31486	AA+/Aaa	1,517	—	—
Security Life of Denver SA 0484	AA/Aa3	1,609	—	—
Fixed Maturity Investment:
Bank of America, N.A. 03-051	AAA/Aaa	11,781	4	231
Monumental Life Insurance Co(Aegon)MDA00441TR	AAA/Aaa	8,026	1	114

Rabobank Nederland MCK080301	AAA/Aaa	11,813	1	255
Constant Duration Synthetic:
AIG Financial Products 543454	AA+/Aa1	29,586	5	236
IXIS Financial Products, Inc WR1075-01	AA+/Aa1	34,330	27	56
Pooled Funds:
Mellon Stable Value Fund	AA+/Aa1	553	—	5

Total		$110,090	$38	$914

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONCLUDED)
YEARS ENDED MARCH 31, 2008 AND 2007
     During fiscal 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows (in thousands):

	2008	2007
Common collective trusts	$(10,642)	$23,926
Mutual funds	(75,286)	2,356
Separately Managed Accounts	(25,620)	16,055
McKesson Corporation Common Stock:
Employer Company Stock Fund (Allocated and Unallocated)*	(44,943)	54,022
Employee Company Stock Fund	(5,425)	6,076

Total	$(161,916)	$102,435

*   Non-Participant Directed
4. LINE OF CREDIT
     In fiscal 1998, the Plan obtained a $35 million line of credit with ABN AMRO Bank N.V. to refinance a portion of the principal payable under the ESOP loans and to more efficiently manage the number of shares released to fund the employee benefits. The line of credit bears interest at London Interbank Offered Rate (“LIBOR”) multiplied by the applicable LIBOR adjustment. The line of credit matures on June 1, 2009. On March 31, 2008 and 2007, interest rates were 2.45% and 4.95% on the outstanding balance totaling $700,000 and $3,000,000. At March 31, 2008 and 2007, the line of credit was collateralized by 16,023 and 101,416 unallocated shares of McKesson Corporation common stock. The line of credit was prepaid in full on April 9, 2008 in order to release shares for fiscal 2008 employee benefits. All remaining shares were released from collateral on April 9, 2008. As of March 31, 2008, 16,023 shares were available for fiscal 2009 benefits.
5. ESOP PROMISSORY NOTES PAYABLE
     In June 1989, the Company amended the Plan to add an additional leveraged ESOP. In June 1989, the Plan purchased from the Company 2,849,003 shares of McKesson Corporation Series B ESOP Convertible Preferred Stock ($43.875 stated value) for $125,000,000, financed by a twenty-year term loan from the Company. During fiscal 1995, in connection with the PCS Transaction (a fiscal 1995 transaction involving a reorganization and a sale of a business unit of the Company), all shares of Series B ESOP Convertible Preferred Stock held by the Plan were converted into 5,440,914 shares of Company common stock. In fiscal 1996, in connection with the PCS Transaction, the ESOP purchased 6,259,080 additional shares of Company common stock.
     The ESOP promissory note supporting the June 1989 stock purchase is payable to the Company in annual installments plus interest at 8.6% over a twenty-year term ending in fiscal 2010. On March 31, 2008, the outstanding balance of the note was $2,503,000 ($11,353,000 at March 31, 2007). This note is collateralized by 131,884 unallocated shares of McKesson Corporation common stock (922,124 at March 31, 2007). In June 2007 and July 2006, additional principal payments of $6,000,000 and $5,000,000 were made to enable the release of additional shares for employer contributions, and each of the scheduled subsequent loan repayment installments was reduced.
     Future minimum principal payments required on this note are as follows (in thousands):

Fiscal year	Amount
2009	$1,633
2010	870

Total	$2,503

6. FEDERAL INCOME TAX STATUS
     The Internal Revenue Service has determined and informed the Company by letter dated January 21, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, in accordance with the applicable sections of the Internal Revenue Code. In accordance with Revenue Procedure 2006-66, the Plan’s sponsor has requested an updated determination letter on the entire Plan as amended, including the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001, Pub. L. 107-16, and all other items identified on the 2005 Cumulative List of Changes in Plan Qualification Requirements. The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONCLUDED)
YEARS ENDED MARCH 31, 2008 AND 2007
Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore no provision for income taxes has been included in the Plan’s financial statements.
7. PLAN TERMINATION
     The Company’s Board of Directors reserves the right to terminate the Plan. If termination should occur, all participant accounts will immediately vest and each account would receive a distribution equal to the vested account balance. In addition, the unallocated common stock would be liquidated to repay the ESOP promissory notes payable. If the stock liquidation is insufficient to satisfy the notes payable, the Company is obligated to fund the difference.
8. LITIGATION
     ERISA Litigation
     The Plan’s report on Form 11-K for the year ended March 31, 2007, included a description of an action in the United States District Court for the Northern District of California captioned In re McKesson HBOC, Inc. ERISA Litigation (N.D. Cal. C-00-20030 RMW) (the “ERISA Action”), a lawsuit initiated following announcements by McKesson in April, May and July of 1999 that McKesson had determined that certain software sales transactions in its Information Solutions segment, formerly HBO & Company (“HBOC”), were improperly recorded as revenue and reversed. The ERISA Action was brought on behalf of two putative classes: an “HBOC Sub-Class,” and a “McKesson Sub-Class” The HBOC Sub-Class included participants in the former HBO & Company Profit-Sharing and Savings Plan (the “HBOC Plan”) and their beneficiaries in the period from March 31, 1996 to April 1, 1999 (the date of the merger of the HBOC Plan into the Plan), for whose benefit the HBOC Plan held and acquired HBOC stock (and, after January 12, 1999, McKesson stock). The McKesson Sub-Class included participants in the Plan (excluding employees of HBOC who became participants in the Plan by virtue of the merger of the HBOC Plan into the Plan on or about April 1, 1999) whose accounts were invested in McKesson stock at any time, who maintained an account balance under the Plan as of April 27, 1999, which included McKesson stock, and who had not received a distribution from the Plan as of April 27, 1999. Plaintiffs in the ERISA Action alleged, among other things, that McKesson, HBOC, and the alleged fiduciaries of the Plan and of the HBOC Plan breached their fiduciary duties.
     On May 6, 2005, McKesson reached an agreement to settle all claims for the benefit of the HBOC Sub-Class for approximately $18.2 million in exchange for releases in favor of all defendants, including releases of claims the HBOC Sub-Class might have under ERISA, the federal securities laws, or which relate to the holding, voting or acquisition of McKesson or HBOC securities. The court granted final approval to that settlement on September 9, 2005, holding that it was fair, adequate and reasonable to the HBOC Sub-Class. In November 2005, the Plan received the ERISA Action settlement for the HBOC Sub-Class, less attorneys’ fees, totaling $13,654,000. The ERISA litigation proceeds for the HBOC Sub-Class were allocated to the Plan participants on November 17, 2005. In October 2006, the Plan received $15,000 in residual settlement proceeds which have been allocated to the Plan participants.
     In March 2006, the Company reached an agreement to settle all claims for the benefit of the McKesson Sub-Class for $18.5 million, plus certain accrued interest, minus certain costs and expenses such as plaintiffs’ attorneys’ fees. The court granted final approval to that settlement on September 1, 2006, holding that it was fair, adequate and reasonable to the McKesson Sub-Class. This settlement provided for the release of all remaining claims against all defendants in the ERISA Action. In October 2006, the Plan received the ERISA Action settlement for the McKesson Sub-Class, less attorneys’ fees, totaling $13,966,000. The ERISA litigation proceeds for the McKesson Sub-Class were allocated to the Plan participants on April 24, 2007.
     Accounting Litigation
     Also following the announcements by McKesson in April, May and July of 1999 described above, as of March 31, 2007, numerous lawsuits had been filed against McKesson, HBOC, certain of McKesson’s or HBOC’s current or former officers or directors, and other defendants, including Bear Stearns & Co. Inc. (“Bear Stearns”) and Arthur Andersen LLP (“Andersen”), which lawsuits were consolidated into a single proceeding in the Northern District of California captioned, In re McKesson HBOC, Inc. Securities Litigation (No. C-99-20743 RMW) (the “Consolidated Action”). On January 12, 2005, McKesson announced that it reached an agreement to settle the claims in the Consolidated Action. On February 24, 2006, the district court gave final approval to the McKesson settlement of the Consolidated Action, and as a result, McKesson paid approximately $960 million into an escrow account established by the lead plaintiff in connection with the settlement. On April 13, 2007, the district court gave final approval to the settlement of related claims against Andersen brought pursuant to the Consolidated Action. In that matter, the district court found the settlement of the claims against Andersen for the sum of $72.5 million in cash, plus accrued interest, was fair, reasonable, and

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONCLUDED)
YEARS ENDED MARCH 31, 2008 AND 2007
adequate to the settlement class. On January 18, 2008, the trial judge gave his final approval to a settlement of the class action by the last remaining defendant, Bear Stearns. In consideration of obligations of Bear Stearns, McKesson paid $10 million to fund the Bear Stearns class settlement. The Bear Stearns settlement is final. Although the court has permitted a partial distribution of funds from the three settlements to certain class members, settlement funds from all of the three settlements described above remain available for distribution.
     The Plan is a member of the class in the Consolidated Action, and as such, has filed claims in connection with the McKesson, Andersen and Bear Stearns settlements. Due to the continuing nature of these proceedings, it is unknown what amounts will be distributed to the Plan in relation to settlement of the Consolidated Action.
9. RELATED-PARTY TRANSACTIONS
     At March 31, 2008 and 2007, the Plan held approximately 8,373,000 and 9,592,000 common shares of McKesson Corporation, the Plan’s sponsor. The shares are held within the McKesson Corporation Employer and Employee Stock Funds and the Leveraged ESOP. At March 31, 2008 and 2007, the allocated Employer Stock Funds held approximately 7,322,000 and 7,639,000 common shares and the Leveraged ESOP held 148,000 and 1,024,000 common shares, as collateral for the ESOP loans. At March 31, 2008 and 2007, the Employee Stock Fund held approximately 903,000 and 929,000 shares.
     McKesson Corporation declared dividends of $0.24 per share for both fiscal 2008 and 2007. During the years ended March 31, 2008 and 2007, the Employer Stock Funds received dividend income from McKesson Corporation common shares of approximately $1,988,000 and $2,344,000. During each of the years ended March 31, 2008 and 2007, the Employee Company Stock Fund received dividend income from McKesson Corporation common shares of approximately $216,000 and $238,000.
     Certain investment options are managed by Fidelity, which also serves as the Plan’s record-keeper and trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees for investment management services are allocated to the participants with balances in those funds.
10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     The following is a reconciliation of the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits per the financial statements at March 31, 2008 and 2007 to the Form 5500:
Statements of net assets available for benefits:

	2008	2007
Net assets available for benefit per the financial statements	$1,816,560	$1,784,929
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(303)	(914)

Net Assets available for benefits per the Form 5500	$1,816,257	$1,784,015

Statements of changes in net assets available for benefits:

	2008	2007
Increase in net assets per the financial statements	$31,631	$154,072
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	611	(914)

Net increase in net assets available for benefits per the Form 5500	$32,242	$153,158

11. SUBSEQUENT EVENTS
     The line of credit was prepaid in full on April 9, 2008 in order to release shares for fiscal 2008 employee benefits. All remaining shares related to the line of credit were released from collateral on April 9, 2008. As of March 31, 2008, 16,023 shares were available for fiscal 2009 benefits.
     Effective fiscal 2009, McKesson Corporation quarterly dividend rate will increase from $0.06 per share to $0.12 per share.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2008

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value
* MCKESSON ER STK FUND (allocated)	$251,438,219	7,321,846	$383,445,110
* MCKESSON ER STK FUND (unallocated)	2,786,568	147,907	7,745,855
* MCKESSON EE STK FUND	36,252,000	902,872	47,683,283
BROKERAGELINK	17,327,838	18,614,441	16,497,321
SSGA BOND INDEX	15,419,700	1,070,278	19,992,795
SSGA BALANCED	66,153,694	3,623,176	72,281,219
WELLNGTON MGMT SMCAP	36,190,769	2,579,660	42,074,261
SSGA S&P 500 INDEX	131,329,296	8,293,297	171,671,241
DODGE & COX LARGE CAP VALUE FUND	84,850,247	6,396,795	116,357,701
UNDERLYING SECURITIES OF STANDISH MELLON STABLE VALUE FUND:
Fidelity Management Trust Company (STIF) 100-31-TPMZ	6,466,352	3.42% interest rate	6,466,352
Natixis Financial Products, Inc. 975-25 (5 Year CMS-19)	2,011,349	3.29% interest rate	2,063,823
Mellon Stable Value Fund	583,578	4.36% interest rate	581,474
Northern Trust Pooled	2,834,014	4.44% interest rate	2,881,059
Bank of America, N.A. 03-051	13,398,139	4.10% interest rate	13,447,446
Hartford Life Insurance Company GA 10648B	1,559,443	3.76% interest rate	1,559,444
Natixis (formerly IXIS) Financial Products, Inc. WR 1075-01	18,828,989	5.01% interest rate	18,750,182
State Street Bank SSB1 107074	18,830,543	5.03% interest rate	18,743,673
State Street Bank SSB2 107075	11,574,282	4.25% interest rate	11,549,632
AIG Financial Products 543454	24,027,919	4.92% interest rate	23,830,674
UBS AG 3199	12,938,202	4.93% interest rate	12,831,902
Rabobank Nederland MCK080301	12,370,421	4.23% interest rate	12,414,625
* FID DIVERSIFIED INTL	69,449,461	2,027,048	73,095,361
RAINIER LG CAP GROWTH	11,162,639	1,078,677	11,401,618
PIMCO TOT RETURN ADM	17,238,379	1,641,885	17,912,963
TMPL FOREIGN SM CO A	605,566	29,850	534,323
ABF BALANCED PA	1,075,301	79,342	996,541
ABF LARGE CAP VAL PA	4,087,826	192,648	3,868,368
ABF INTL EQUITY PA	463,148	21,106	430,985
MUTUAL DISCOVERY A	4,041,191	136,363	4,047,258
BARON GROWTH	12,912,445	283,397	12,874,713
BARON ASSET FUND	1,254,996	21,116	1,188,213
UBS GLOBAL EQ Y	3,818	254	3,614
MSI US LG CAP GRTH P	217,490	11,398	242,442
CALV NEWVIS SM CP A	47,427	2,767	39,508
CALVERT SIF BALNCD A	145,727	4,932	135,691
CALVERT SIF BOND A	420,164	26,393	416,225
CALVERT SIF:EQUITY A	14,199	366	12,944
CALVERT CAP ACC A	16,633	731	18,495
FMA SMALL COMPANY IS	762,374	37,596	635,003
LOOMIS SM CAP VAL R	776,465	27,976	619,114
ARIEL FUND	4,682,886	97,258	4,006,039
ARIEL APPRECIATION	3,165,683	72,011	2,814,920
LB CORE BOND NB INV	273,400	27,434	263,639
FKLN SMMIDCAP GRTH A	4,055,353	101,893	3,071,067
TEMPLETON FOREIGN A	8,144,406	695,715	7,638,950
MUTUAL SHARES CL A	4,568,311	182,039	4,154,123
MANAGERS SPECIAL EQ	108,063	1,298	71,547
MSI GLOBAL VAL EQ B	75,886	4,261	66,564
MSIFT CP FX INC ADV	403,713	35,123	378,627
MSIFT HIGH YIELD ADV	23,885	2,293	22,491
MSIFT MIDCAP GTH ADV	987,999	37,575	1,071,250

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2008

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value
MSIFT VALUE ADVISER	356,063	21,520	310,957
MSI SM CO GROWTH B	190,070	15,985	174,554
MSI EMERGING MKTS B	2,826,896	91,920	2,639,930
NB FOCUS TRUST	184,391	7,872	145,157
NB GENESIS — TR CL	14,794,132	304,695	14,402,911
NB PARTNERS TRUST	1,365,026	57,852	1,306,879
NB SOCIALLY RESP TR	402,329	24,553	412,497
OAKMARK Select I	2,513,275	75,277	1,770,524
OAKMARK FUND I	963,421	22,559	843,720
ALLNZ CCM CAP AP ADM	342,098	18,543	335,816
ALLNZ CCM MID CP ADM	538,458	21,828	524,315
PIM GLBBND AD UNHDGD	1,186,538	113,062	1,242,554
PIMCO HIGH YIELD ADM	1,375,152	142,549	1,311,447
PIMCO LOW DUR ADM	644,542	63,913	648,078
PIMCO LT US GOVT ADM	1,260,950	115,811	1,308,663
TEMPLETON DEV MKTS A	2,294,685	92,194	2,383,210
TEMPLETON GROWTH A	3,387,777	144,327	3,064,051
TMPL GLOBAL BOND A	6,189,564	549,031	6,621,308
TEMPLETON WORLD A	2,337,079	129,062	2,135,980
AIM CONSTELLATION A	91,210	3200	79,993
CS LG CAP GRTH COM	45,563	2,802	48,088
CS MID CAP GRTH COM	102,606	3,820	128,442
RS EMERGING GROWTH	184,728	5,144	169,046
ARTISAN INTL	3,061,849	106,795	2,829,005
MSI INTL EQUITY B	141,467	6,857	119,936
NB GUARDIAN TRUST	159,414	10,988	140,538
DWS INTERNATIONAL S	113,915	1,856	117,798
DOMINI SOCIAL EQUITY	190,749	6,548	190,154
RAINIER SM/MID CAP	2,548,845	64,585	2,190,086
DWS GLOBAL OPPS S	466,785	10,836	417,608
AM CENT ULTRA INV	103,179	4,240	91,622
AIM GBL SM&MDCP GR A	528,203	21,229	445,388
MANAGERS BOND FUND	2,329,997	93,268	2,327,035
MANAGERS CAP APPREC	8,049	236	6,960
MANAGERS VALUE	53,218	2,012	38,816
RS SMALLER CO GROWTH	133,542	6,197	102,615
TCW SELECT EQUITY N	252,756	13,537	222,008
CS LARGE CAP VALUE A	351,100	19,171	257,844
AIM BASIC VALUE A	177,698	4,925	135,774
LM VALUE TRUST FI CL	535,543	7,457	411,902
NB FSCIANO INVT	117,441	2,854	101,086
ARTISAN MID CAP INV	1,537,093	46,696	1,257,067
OAKMARK EQ & INC I	4,687,952	176,644	4,794,130
ROYCE LOW PR STK SER	1,798,973	108,213	1,514,980
WFA SMALL CAP VAL Z	538,985	16,927	466,682
VK GROWTH & INCOME A	1,172,219	55,065	1,051,740
LD ABBETT AFFILTD A	311,401	20,889	263,196
DWS/D HIGH RTN EQ A	932,211	19,866	805,354
VAN KAMPEN EQ INC A	1,086,142	120,233	979,901
AIM MIDCAP CORE EQ A	137,570	5,089	114,106
WEST ASSET CORE FI	161,079	14,318	150,914
BARON SMALL CAP	520,363	21,930	451,313
WFA C&B MIDCAP VAL D	526,549	25,239	356,625
PIMCO REAL RTN BD AD	1,732,639	155,852	1,784,503

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2008

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value
LMP AGGR GROWTH A	160,010	1,413	146,700
LB HIGH INC BOND INV	25,870	2,855	23,900
ALLNZ NFJ SMCPVAL AD	2,283,887	72,120	2,056,149
WFA SM CO VALUE ADM	157,564	10,322	113,848
RS PARTNERS A	417,211	12,076	339,927
ALL/BERN SMMDCPVAL A	120,108	7,183	104,733
COL/ACORN SELECT Z	2,519,943	92,175	2,254,607
COL CONS HIGH YLD Z	36,654	4,403	34,165
CRM MID CAP VAL INV	1,767,535	60,719	1,618,172
ABF SM CAP VAL PA	759,290	37,329	611,073
AM CEN LG CO VAL INV	49,424	6,676	43,258
NB INTL FUND TRUST	443,746	16,993	360,763
LMP LARGE CAP GRTH A	10,072	428	9,713
ROYCE TOT RETURN SER	479,979	35,085	423,123
AM CENT VISTA INV	610,786	31,556	569,585
ROYCE OPPORTUNITY S	522,185	40,543	396,913
LD ABBETT SMCP BLD A	72,987	4,421	66,006
WFA MIDCP DSCPLD INV	305,903	13,758	255,341
RS VALUE A	268,008	9,529	223,359
ROYCE VALUE PLUS SER	3,539,900	250,995	3,129,913
PNX SMALL-MID CAP I	34,876	1,703	25,585
PNX MID CAP VALUE A	785,388	30,507	679,401
NB REGENCY TRUST	36,314	2,458	32,672
LOOMIS GRTH A	40,355	6,332	38,877
TOUCHSTN SC SEL GR Z	9,749	1,233	9,630
WA CORE PLUS BOND FI	168,087	16,345	161,647
HARTFORD GROWTH Y	244,066	12,993	217,375
HTFD INTL CAP APPR Y	716,889	46,628	636,477
HTFD SM CAP GROWTH Y	1,939	65	1,619
* FID FIDELITY	2,114,747	63,563	2,246,960
* FID PURITAN	3,101,448	164,428	2,893,937
* FID TREND	264,229	4,666	281,214
* FID SEL COMPUTERS	37,221	842	33,374
* FID SEL ELECTRONICS	28,998	644	24,096
* FID SEL CONS STAPLES	516,149	8,243	535,034
* FID VALUE STRATEGIES	532,758	15,810	402,525
* FID GINNIE MAE	2,436,034	222,935	2,461,203
* FIDELITY MAGELLAN	67,903,445	671,178	55,211,091
* FID CONTRAFUND	12,974,507	193,391	12,427,325
* FID EQUITY INCOME	5,588,763	102,103	4,996,917
* FID GROWTH COMPANY	10,496,172	149,289	10,942,896
* FIDELITY INVST GR BD	1,177,935	160,157	1,132,310
* FID GROWTH & INCOME	51,857,677	1,475,373	36,072,868
* FID SEL SOFTWARE	333,951	4,910	326,860
* FID INTERMED BOND	7,482,591	727,872	7,358,784
* FID SEL AIR TRANSPRT	70,385	1,497	51,714
* FID CAPITAL & INCOME	6,087,372	708,652	5,789,685
* FID VALUE	10,562,938	142,565	9,711,549
* FID MORTGAGE SEC	183,255	16,677	170,939
* FID SEL GOLD	3,923,489	96,613	4,041,332
* FID SEL BIOTECH	329,992	5,230	320,376
* FID SEL ENERGY SVCS	3,090,183	37,296	3,474,510
* FID SEL INSURANCE	117,372	1,752	91,392
* FID SEL RETAILING	63,074	1,330	48,780

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2008

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value
* FIDELITY US GOVT RES	4,834,460	4,834,460	4,834,460
* FIDELITY GOVT INCOME	1,747,844	170,248	1,813,141
* FIDELITY CASH RESRVE	17,152,841	17,152,841	17,152,841
* FID SEL ENERGY	6,138,652	113,579	7,103,252
* FID SEL LEISURE	140,476	1,767	120,924
* FID SEL HEALTHCARE	1,238,562	9,615	1,023,222
* FID SEL TECHNOLOGY	438,548	6,006	395,223
* FID SEL UTILITIES GR	746,243	12,513	717,379
* FID SEL FINANCIAL	272,521	2,707	223,341
* FID SEL DEFENSE	2,148,006	25,632	1,967,736
* FID SEL BROKERAGE	697,651	9,914	575,995
* FID SEL CHEMICAL	576,377	7,567	603,200
* FID INDEPENDENCE	1,557,756	61,802	1,554,325
* FID OTC PORTFOLIO	617,993	14,482	624,036
* FID OVERSEAS	1,351,617	31,072	1,329,569
* FID SEL TELECOMM	177,986	3,616	150,197
* FID SEL HOME FINANCE	90,996	2,623	65,648
* FID LEVERAGED CO STK	9,206,600	306,405	9,032,819
* FID EUROPE	1,737,736	46,086	1,757,271
* FID PACIFIC BASIN	1,288,642	46,360	1,169,207
* FID REAL ESTATE INVS	7,445,808	250,493	6,803,383
* FID BALANCED	15,728,468	847,863	15,414,157
* FID INTL DISCOVERY	7,308,129	223,856	8,537,864
* FID CAP APPRECIATION	5,488,933	205,261	4,811,318
* FID CONVERTIBLE SEC	1,976,390	79,606	2,088,056
* FID CANADA	10,501,057	215,694	12,253,602
* FIDELITY UTILITIES	872,764	48,451	881,813
* FID BLUE CHIP GROWTH	29,019,757	659,365	25,978,994
* FID ASSET MANAGER	8,634,668	535,695	7,778,293
* FID DISCIPLINED EQTY	1,174,989	40,259	1,040,296
* FIDELITY LOW PR STK	15,175,296	399,476	15,176,108
* FID WORLDWIDE	736,325	37,539	714,745
* FID EQUITY INCOME II	14,966,291	651,379	13,411,883
* FID STOCK SELECTOR	474,087	17,331	457,366
* FID ASSET MGR GRTH	801,196	52,197	810,625
* FIDELITY EMERG MRKTS	8,703,634	341,875	10,030,621
* FIDELITY AGGR GROWTH	2,208,497	122,074	2,242,498
* FID ASSET MGR INCOME	1,295,545	102,073	1,234,062
* FID DIVIDEND GROWTH	5,738,831	202,007	5,349,155
* FID NEW MARKETS INC	5,199,608	362,759	5,238,238
* FID EXP & MULTINATL	4,026,437	184,652	4,073,428
* FID FOCUSED STOCK	249,425	21,827	260,832
* FID GLOBAL BALANCED	701,842	32,035	693,882
* FID AGGRESSIVE INTL	773,426	48,055	647,300
* FID SM CAP INDEPEND	1,182,575	57,149	962,395
* FID MID CAP STOCK	8,527,009	325,021	8,252,278
* FID LARGE CAP STOCK	1,235,624	74,900	1,257,574
* FID DISCOVERY	1,650,717	119,243	1,677,746
* FID SMALL CAP STOCK	3,660,907	206,067	3,222,882
* FID EUROPE CAP APP	1,851,951	70,631	1,695,146
* FIDELITY NORDIC	3,121,953	75,335	3,170,110
* FID ASSET MGR AGGR	791,578	62,867	802,807
* FID LATIN AMERICA	11,462,791	256,384	15,252,298
* FID JAPAN	669,794	45,256	552,714

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2008

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value
* FID SOUTHEAST ASIA	9,899,124	278,401	9,011,841
* FID CHINA REGION	4,971,601	179,075	4,840,387
* FID SEL IT SERVICES	36,946	2,206	32,474
* FID SEL MED EQ & SYS	284,433	11,720	281,153
* FID FOUR IN ONE IDX	670,414	24,947	702,514
* FID JAPAN SMALLER CO	720,956	57,348	585,521
* FID MEGA CAP STOCK	868,832	82,702	855,969
* FID STRATEGIC INCOME	3,700,403	351,791	3,651,595
* FID FREEDOM INCOME	474,728	42,547	476,105
* FID FREEDOM 2000	273,740	22,492	271,706
* FID FREEDOM 2010	12,588,483	852,796	11,998,833
* FID FREEDOM 2020	13,876,977	925,542	13,568,441
* FID FREEDOM 2030	7,282,478	467,364	7,019,806
* FID SM CAP RTMT	881,435	59,447	834,635
SPTN TOTAL MKT INDEX	5,506,842	151,267	5,598,398
SPTN EXTND MKT INDEX	2,062,294	56,492	1,954,630
SPARTAN INTL INDEX	5,400,669	125,933	5,444,064
* FID SHORT TERM BOND	1,339,842	151,767	1,277,878
* FID INTM GOVT INCOME	446,078	43,826	463,238
* FID HIGH INCOME	1,430,689	162,894	1,350,392
* FID FIFTY	3,257,945	147,455	2,758,889
* FID SEL AUTOMOTIVE	22,003	629	21,372
* FID SEL MULTIMEDIA	13,544	319	10,840
* FID SEL MEDICAL DEL	1,237,635	24,603	958,766
* FID SEL PAPER&FOREST	16,718	589	16,253
* FID SEL BANKING	291,260	10,319	226,605
* FID SEL INDUST MATER	530,878	9,488	532,915
* FID SEL INDUST EQUIP	33,524	1,004	32,935
* FID SEL CONSTR/HOUSE	209,065	4,911	165,405
* FID SEL TRANSPORT	200,883	4,047	179,895
* FID SEL NATURAL GAS	2,568,154	61,848	3,035,490
* FID SEL NATURAL RES	4,727,859	143,767	5,373,993
* FID SEL CYCLICAL IND	149,282	6,937	143,726
* FID SEL ENVIRONMENT	45,999	2,665	46,193
* FID SEL CONSUMER IND	6,677	275	5,314
* FID SEL DEVELOP COMM	20,002	932	17,931
* FID SEL PHARMACEUTCL	294,974	26,536	263,498
* FIDELITY RETIRE MMKT	24,760,672	24,760,672	24,760,672
* FIDELITY RET GOVT MM	5,692,212	5,692,212	5,692,212
SPARTAN US EQ INDEX	7,550,091	159,583	7,498,809
* FIDELITY US BD INDEX	3,755,783	343,909	3,769,237
* FID INST SH INT GOVT	445,221	46,378	460,536
* FID LARGE CAP VALUE	1,132,718	78,289	1,004,451
* FID FREEDOM 2040	3,059,531	329,217	2,893,816
* FID MID CAP VALUE	1,412,416	85,831	1,237,684
* FID LARGE CAP GROWTH	886,763	79,117	725,504
* FID MID CAP GROWTH	678,398	50,197	588,307
* FID INFLAT PROT BOND	947,061	84,716	977,622
* FID ULTRASHORT BOND	118,913	12,728	105,767
* FID FLOAT RT HI INC	564,570	57,937	530,704
* FID INTL SMALL CAP	3,447,537	131,244	2,792,862
* FID TOTAL BOND	1,027,106	99,053	1,020,244
* FID VALUE DISCOVERY	2,408,381	136,529	2,176,268
* FID REAL ESTATE INC	175,676	15,528	149,691

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2008

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value
* FID SEL NET & INFSTR	74,589	33,341	63,681
* FID SEL WIRELESS	648,406	79,070	549,535
* FID BLUE CHIP VALUE	1,244,487	83,972	1,110,948
* FID NASDAQ COMP INDX	148,260	4,674	141,292
* FID FREEDOM 2005	246,222	21,390	239,350
* FID FREEDOM 2015	5,966,174	478,303	5,610,489
* FID FREEDOM 2025	5,048,707	394,944	4,798,570
* FID FREEDOM 2035	2,497,003	189,116	2,346,933
* FID STRAT DIV & INC	354,738	27,588	321,675
* FID FOCUSED HIGH INC	20,592	2,087	19,955
* FID INTL REAL ESTATE	1,767,148	117,250	1,436,309
* FID SMALL CAP GROWTH	601,273	39,674	530,051
* FID SMALL CAP VALUE	438,136	30,786	369,129
* FID INTL SM CAP OPP	504,031	31,956	416,710
* FID STRAT REAL RET	60,702	5,991	61,226
* FID FREEDOM 2045	300,305	26,358	269,907
* FID FREEDOM 2050	332,555	29,275	300,366
* OUTSTANDING LOAN BALANCE (3,762 loans, interest rates from 4% to 11%)			26,077,957

Total	$1,596,390,837		$1,816,725,000

*	Party-in-interest

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McKesson Corporation Profit-Sharing Investment Plan
Dated: September 19, 2008	/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer

/s/ Jorge Figueredo
Jorge Figueredo
Executive Vice President Human Resources